

February 11, 2013

Via E-mail
Mr. Louis S. Friedman
Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, Georgia 30360

> **RE: Liberator, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed October 11, 2012**
> **File No. 000-53314**

Dear Mr. Friedman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Operating Activities, page 24

1. You disclose that the primary reason for the reduction in cash was due to the increase in inventory levels of $144,662 offset by an increase in accounts payable of $120,517. In future filings please provide a robust discussion of the underlying reasons for the changes and quantify the impact of multiple or offsetting reasons.   Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Sufficiency of Liquidity, page 25

2. On page 17 you state that you were in "substantial" compliance with all of the material financial and other covenants required under your credit facility. In future filings please identify the required financial covenants, the required ratio or measure and your actual ratio or measure, and clearly state whether you were in compliance with all of your covenants.   If you were not in compliance with all of your covenants, please clearly

identify the covenants that you were not in compliance with and the consequences that you are subject to, regardless of your ability to obtain a waiver from the lender.

Form 10-K for the Fiscal Year Ended June 30, 2012

Segment Information, page F-10

3. We note from your disclosure on page 8 and your website that you offer an array of products. In future filings please disclose your revenues from external customers for each product and service or each group of similar products and services. Refer to ASC 280-10-50-40 and 280-10-50-38.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief